File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

NEW MOUNTAIN FINANCE CORPORATION

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

NEW MOUNTAIN FINANCE ADVISERS BDC, L.L.C.

NEW MOUNTAIN FINANCE SBIC, L.P.

AND

NEW MOUNTAIN FINANCE SBIC G.P., L.L.C.

787 SEVENTH AVENUE, 48TH FLOOR

NEW YORK, NY 10019

(212) 720-0300

All Communications, Notices and Orders to:

Robert A. Hamwee

President and Chief Executive Officer

New Mountain Finance Corporation

787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

February 18, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NEW MOUNTAIN FINANCE CORPORATION

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

NEW MOUNTAIN FINANCE ADVISERS BDC, L.L.C.

NEW MOUNTAIN FINANCE SBIC, L.P.

And

NEW MOUNTAIN FINANCE SBIC G.P., L.L.C.

787 Seventh Avenue, 48th Floor
New York, NY 10019

File No. 812-
Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 Act”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

New Mountain Finance Corporation, a Delaware corporation (the “NMF Corp”), New Mountain Finance Holdings, L.L.C., a Delaware limited company (the “Operating Company” and, together with NMF Corp, the “Company”), New Mountain Finance Adviser BDC, L.L.C., a Delaware limited liability company (the “Adviser”), New Mountain Finance SBIC, L.P. (“New Mountain SBIC”) and New Mountain Finance SBIC G.P., L.L.C. (“General Partner”) (collectively the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment

Company Act of 1940, as amended (the “1940 Act”),(1) granting exemptions from  Sections 18(a) and 61(a) thereunder.  The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.                STATEMENT OF FACTS AND BACKGROUND

A.    The Company

NMF Corp, a Delaware corporation organized in June 2010, is a holding company with no direct operations of its own, and its only business and sole assets are its ownership of common membership units of the Operating Company.  The Operating Company is an externally managed, closed-end, non-diversified business development company(2) (“BDC”) managed by the Adviser and is the operating company for NMF Corp’s business.  On May 19, 2011 each of NMF Corp and the Operating Company filed Forms N-54A with the SEC, electing to be treated as BDCs under the 1940 Act.  The Operating Company, which was organized in Delaware in October 2008, is deemed the co-issuer of the shares of common stock offered in by NMF Corp in

(1)  Unless otherwise indicated, all section references herein are to the 1940 Act.

(2)  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

its initial public offering of shares of common stock (the “IPO”).  NMF Corp used the gross proceeds of the IPO to acquire common membership units in the Operating Company.(3)  The number of common membership units issued to NMF Corp in exchange for the gross proceeds equaled the number of shares of common stock issued by NMF Corp in the IPO.  At all times, one common membership unit in the Operating Company is and will remain the economic equivalent of one share of NMF Corp common stock.

The Company is externally managed and advised by the Adviser.  The Company’s principal place of business is 787 7th Avenue, 48th Floor, New York, NY 10019.

As discussed above, and in connection with its IPO, on July 22, 2010 NMF Corp filed a registration statement on Form N-2 (File No. 333-168280) (the “N-2”) and on May 19, 2011 filed a notice under Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act.  The N-2 was declared effective on May 19, 2011. On May 19, 2011, NMF Corp filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, NMF Corp is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act.  On May 25, 2011, NMF Corp completed its IPO.  The Company’s common stock is traded on the New York Stock Exchange under the symbol “NMFC.”

The Operating Company’s investment objective is to generate current income and capital appreciation through the sourcing and origination of debt securities at all levels of the capital structure, including first and second lien debt, notes, bonds and mezzanine securities. In some cases, the Operating Company’s investments may also include small equity interests. The primary focus is in the debt of defensive growth companies, which are defined as generally exhibiting the

(3)  This structure was entirely tax driven.

following characteristics: (i) sustainable secular growth drivers, (ii) high barriers to competitive entry, (iii) high free cash flow after capital expenditure and working capital needs, (iv) high returns on assets and (v) niche market dominance.

The Company’s board of directors (the “Board”) consists of seven members, four of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act.

NMF Corp currently owns all of the outstanding common membership units of the Operating Company.  Subject to the necessary board and stockholder approvals, the Operating Company intends to withdraw its BDC election and assign its investment advisory agreement with the Adviser to NMF Corp (the “Proposed Restructuring”).  Following completion of the Proposed Restructuring, NMF Corp will remain a publicly traded company and replace the Operating Company as a party to the investment advisory agreement with the Adviser.  As a result, at that time, the SBIC and the General Partner will become direct subsidiaries of NMF Corp as opposed to indirect subsidiaries of NMF Corp, which is the structure currently proposed.

B.    The Adviser

The Adviser serves as the external investment adviser to the Company.  The Adviser was formed in 2010. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940.  The Adviser manages the Company’s investment activities pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c) of the 1940 Act. Subject to the overall supervision of the Board, the Adviser will serve as the investment manager to New Mountain SBIC and the investment and exit decisions and day-to-day investment activities of New Mountain SBIC will be managed by members of the Adviser’s senior management.

C.            General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on January 24, 2014.  The General Partner is the sole general partner of New Mountain SBIC and the Operating Company is the sole member of the General Partner.(4)  The General Partner may serve as the general partner of future SBIC Subsidiaries.

D.            New Mountain SBIC

New Mountain SBIC formally submitted an application to the SBA for a license to operate as an SBIC on January 29, 2014 and the application was accepted for filing on February 18, 2014.  New Mountain SBIC was organized as a limited partnership under the laws of the state of Delaware on January 24, 2014.

The Operating Company will be the sole limited partner of the SBIC.(5)  New Mountain SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.  The Company’s primary focus is on investments in defensive growth companies and industries, as defined above.  New Mountain SBIC will employ the same strategy and philosophy.

As an SBIC, each SBIC Subsidiary, including New Mountain SBIC, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not

(4)  Following the Proposed Restructuring, as discussed above, the General Partner will become a direct subsidiary of NMF Corp as opposed to an indirect subsidiary of NMF Corp, which is the structure currently proposed.

(5)  Following the Proposed Restructuring, as discussed above, the SBIC will become a direct subsidiary of NMF Corp as opposed to an indirect subsidiary of NMF Corp, which is the structure currently proposed.

exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” enterprises as defined by the SBA. A smaller enterprise is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II.           REQUESTED RELIEF

A.    Sections 6(c) and 18

1.               Section 6(c).  Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.               Section 18.  Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section.  “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.  Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale.  Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions.  One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.  Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act.  However, companies operating under the SBA Act, such as New Mountain SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure.  An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA.  New Mountain SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act.  There is no difference in the SBA’s regulation of New Mountain SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B.    Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof.  Since New Mountain SBIC and other SBIC Subsidiaries would be Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by New Mountain SBIC or another SBIC

Subsidiary.  Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by New Mountain SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, New Mountain SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C.    Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat New Mountain SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act.  Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio.  Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company.  The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.(6)

(6)  See, e.g., In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct.30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of  Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

III.      CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1.     The Company will not itself issue or sell any senior security and the Company will not cause or permit New Mountain SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, New Mountain SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, New Mountain SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)).  In determining whether the Company, New Mountain SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of New Mountain SBIC or another SBIC Subsidiary that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.       EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A       Verification Required by Rule 0-2(d)

Exhibit B       Resolutions Authorizing Application

V.            AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so.  The Board of Directors of the Company, on behalf of NMF Corp, Operating Company, New Mountain SBIC,

General Partner and the Adviser authorized the filing of this Application pursuant to the resolutions attached as Exhibit B.  The person executing the Application on behalf of NMF Corp, Operating Company, New Mountain SBIC, General Partner and the Adviser, states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 18th day of February, 2014.

New Mountain Finance Corporation

By:	/s/ Robert A. Hamwee

	Name:	Robert A. Hamwee
	Title:	President and Chief Executive Officer

New Mountain Finance Holdings, L.L.C.

By:	/s/ Robert A. Hamwee

	Name:	Robert A. Hamwee
	Title:	President and Chief Executive Officer

New Mountain Finance Advisers BDC, L.L.C.

By:	/s/ Robert A. Hamwee

	Name:	Robert A. Hamwee
	Title:	Authorized Person

New Mountain Finance SBIC G.P., L.L.C.

By:	/s/ Robert A. Hamwee

	Name:	Robert A. Hamwee
	Title:	Manager

New Mountain Finance SBIC, L.P.

By: New Mountain Finance SBIC G.P., L.L.C., its general partner

By:	/s/ Robert A. Hamwee

	Name:	Robert A. Hamwee
	Title:	Manager of General Partner, New Mountain
Finance SBIC G.P., L.L.C.

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated February 18, 2014 for and on behalf of New Mountain Finance Corporation (the “Company”); that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he has duly executed the attached exemptive application for and on behalf of New Mountain Finance Holdings, L.L.C., New Mountain Finance Advisers BDC, L.L.C., New Mountain Finance SBIC G.P., L.L.C. and New Mountain Finance SBIC G.P., L.L.C., and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert A. Hamwee
Name: Robert A. Hamwee
Date: February 18, 2014

EXHIBIT B

Resolutions of the Board of Directors of

New Mountain Finance Corporation

and

New Mountain Finance Holdings, L.L.C.

WHEREAS, management of the New Mountain Funds has proposed submitting to the Securities and Exchange Commission an application for exemptive relief under the 1940 Act (the “Exemptive Application”) pertaining to the treatment of certain debt to be held at a proposed Small Business Investment Company subsidiary;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the New Mountain Funds, to execute and file the Exemptive Application, and any amendments deemed necessary or appropriate thereto, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the New Mountain Funds shall be the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer, the Chief Operating Officer, the Chief Administrative Officer and the Secretary of the New Mountain Funds (collectively, the “Authorized Officers”).